FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – DECEMBER 10, 2010

BAYTEX ENERGY TRUST ANNOUNCES RECEIPT OF UNITHOLDER APPROVAL FOR ITS CONVERSION TO CORPORATION

CALGARY, ALBERTA (December 10, 2010) - Baytex Energy Trust (“Baytex”) (TSX: BTE.UN; NYSE: BTE) is pleased to announce that its unitholders have approved the proposed conversion from an income trust to a corporation to be named Baytex Energy Corp. pursuant to an arrangement under the Business Corporations Act (Alberta) (the “Arrangement”). The Arrangement remains subject to approval by the Court of Queen’s Bench of Alberta which is being sought later today. Should all necessary court, stock exchange and other regulatory approvals be received, it is anticipated that the Arrangement will be completed on December 31, 2010.

At the meeting, unitholders also approved the Share Award Incentive Plan of Baytex Energy Corp. A report of the voting results will be available through SEDAR at www.sedar.com and EDGAR at www.sec/gov/edgar.shtml.

An archive of the webcast of the meeting may be accessed from Baytex’s website at www.baytex.ab.ca.

Baytex’s trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Anthony Marino, President and Chief Executive Officer                                                                      Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer                                                                                              Telephone: (587) 952-3120
Brian Ector, Director, Investor Relations                                                                                                Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca